Urovant Sciences Ltd.

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

September 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Dorrie Yale
Paul Cline
Angela Connell

Re:	Urovant Sciences Ltd.
Registration Statement on Form S-1
File No. 333-226169

Ladies and Gentlemen:

Urovant Sciences Ltd. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 26, 2018, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John T. McKenna and Frank F. Rahmani of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP at (650) 843-5059, or in his absence, Frank F. Rahmani at (650) 843-5753.

[Signature page follows.]

Very truly yours, Urovant Sciences Ltd.

By:	/s/ Keith A. Katkin
Name: Keith A. Katkin Title: Principal Executive Officer

cc:	Bryan Smith, Urovant Sciences, Inc.
Frank F. Rahmani, Cooley LLP
John T. McKenna, Cooley LLP
Pia Kaur, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP
Justin McNamee, Latham & Watkins LLP

SIGNATURE PAGE - ACCELERATION REQUEST